Exhibit (d)(iv)

ACCIDENTAL DEATH BENEFIT RIDER

The Guardian Insurance & Annuity Company, Inc. (GIAC) will pay the accidental death benefit upon receipt of proof in Good Order at the Customer Service Office that the accidental death of the insured occurred while this policy and this rider were in force.

Accidental Death

Accidental Death means death that:

•	resulted from accidental bodily injury, directly and independently of all other causes;

•	occurred within 120 days after the injury; and

•	did not result from one of the Exclusions listed below.

There must be a visible wound or bruise, except in the case of drowning or internal injury revealed by autopsy.

Accidental Death Benefit

The amount of the accidental death benefit is the amount shown on page 3.

The amount of any accidental death benefit payable under this rider will be doubled if death resulted from accidental injury sustained while the insured was a fare-paying passenger in a public conveyance then being operated by a common carrier for passenger service.

Any accidental death benefit payable under this rider will be included in the death proceeds of this policy.

Exclusions

This rider will not cover death resulting directly or indirectly from:

•	Suicide, whether sane or insane.

•	Any act or incident of war, whether or not the insured is in military service. War includes declared or undeclared war, or any armed conflict or resistance by any country or international organization.

•	Riding in or descending from any aircraft if the insured:

•	is a pilot or member of the crew;

•	is giving or receiving any kind of training or instruction;

•	is testing equipment or personnel; or

•	has any duties aboard the aircraft.
•	Any infection unless it resulted from an accidental wound.

•	Taking any poison, drug, narcotic, or barbiturate or inhaling any gas or vapor, whether voluntary or not.

•	Taking alcohol in combination with any drug, narcotic, or barbiturate, whether voluntary or not.

Autopsy

GIAC will have the right and opportunity to examine the insured’s body, and, unless prohibited by law, to make an autopsy.

Values

This rider has no cash or loan value.

Rider Cost

The monthly cost of this rider on each Monthly Processing Date is the amount shown on page 3.

The monthly cost for this rider is based on the insured’s underwriting class, and Age on the Policy Date and the amount of this rider.

The cost of this rider is part of the Monthly Deductions under this policy. The cost of this rider will cease when the rider terminates.

The Contract

This rider is:

•	issued in consideration of the application;

•	attached to and made part of this policy; and

•	subject to all of the applicable provisions of this policy.

Issue Date

The issue date of this rider is the Issue Date of this policy. The contestable period is measured from the Issue Date. The effective date of this rider is the effective date of this policy.

Incontestability

This rider will be incontestable after it has been in force during the insured’s lifetime for 2 years from its issue date.

Any disease or infirmity of mind or body, or medical treatment of them. Disease includes heart attack and stroke.

00-R1VUL	The Guardian Insurance & Annuity Company, Inc.	{POL NO}

Termination

This rider terminates:

•	on the Policy Anniversary nearest the insured’s 75th birthday; or

•	if this policy is surrendered, exchanged or terminates; or

•	upon receipt of written request for cancellation in Good Order at the Customer Service Office. This rider must be sent to the Customer Service Office for cancellation.

00-R1VUL	The Guardian Insurance & Annuity Company, Inc.	{POL NO}